Exhibit 4.15

SEVERANCE AGREEMENT

This Severance Agreement (the “Agreement”) is made by and between MDxHealth, Inc., a Delaware corporation (the “Company”), and the undersigned individual (the “Executive”), effective as of November 1, 2024.

The Company and the Executive agree as follows:

1. Qualifying Termination. In the event of a Qualifying Termination, the Executive will receive the following payments and benefits from the Company:

1.1. Salary and Bonus Severance. A single, lump sum, cash payment equal to [______] percent ([___]%) of the sum of the Executive’s annual salary plus target annual bonus opportunity.

1.2. COBRA Severance. A single, lump sum, cash payment equal to [______] ([__]) times the monthly medical, dental and vision premiums paid by the Executive and the Company for the benefit of the Executive and the Executive’s eligible dependents for the month immediately preceding the month of such termination.

2. Other Matters. Upon a Qualifying Termination, the Executive will receive all accrued but unpaid vacation, expense reimbursements, wages, and other benefits due to the Executive under any Company-provided plans, policies, and arrangements. Upon a Change in Control, one hundred percent (100%) of the equity awards held by the Executive will accelerate vesting with respect to all of the vesting and payment conditions related thereto (at maximum levels for performance-based equity awards).

3. Conditions to Receipt of Severance.

3.1. Separation Agreement and Release of Claims. The Executive’s receipt of any severance payments or benefits under this Agreement is subject to the Executive signing and not revoking the Company’s then standard release of claims, which must become effective and irrevocable no later than the fifty-fifth (55th) day following the date of the Qualifying Termination. Pursuant to such release, the Executive will (i) acknowledge the receipt of the severance payments and benefits under this Agreement and, in consideration therefore, (ii) release the Company and its affiliates from any liability arising from the Executive’s employment or termination of employment with the Company (other than with respect to the Executive’s rights under this Agreement).

3.2. Payment Timing. Any lump sum cash severance payments under this Agreement will be provided to the Executive on the second regularly scheduled payroll date of the Company following the date the release of claims described in this Section becomes effective and irrevocable. Any acceleration and payment of equity awards will be effective, subject to any required delay in order to comply with the requirements of Section 409A, on a date within ten (10) days following the date the release of claims described in this Section becomes effective and irrevocable.

4. Definitions.

4.1. “Cause” means, with respect to the termination by the Company of the Executive’s employment with the Company, that such termination is based on the Executive’s: (i) performance of any act or failure to perform any act in bad faith, (ii) dishonesty, misconduct or breach of any agreement with, or written policy of, the Company, or (iii) indictment for a felony or a crime involving dishonesty, breach of trust or physical or emotional harm, in each case for clauses (i) through (iii) to the material detriment of the Company.

4.2. “Change in Control” means a change in control event with respect to the Company within the meaning of Section 409A.

4.3. “Code” means the Internal Revenue Code of 1986, as amended.

4.4. “Good Reason” means, with respect to the termination by the Executive of the Executive’s employment with the Company, the occurrence of any of the following events or conditions unless expressly consented to by the Executive in writing: (i) a material reduction in the Executive’s compensation or benefits; (ii) a change of more than fifty (50) miles to the Executive’s primary place of employment, (iii) a diminution in the Executive’s title, authority, responsibilities (including reporting relationships and/or responsibilities), duties, position, office or status as of the effective date of this Agreement. Any such event or condition shall not constitute Good Reason unless (A) the Executive provides the Company with written notice thereof no later than thirty (30) days following the Executive’s initial awareness of such event or condition, (B) the Company fails to remedy such event or condition within thirty (30) days after receipt of such notice and (C) the Executive actually terminates his or her employment within thirty (30) days after the expiration of such remedial period.

4.5. “Qualifying Termination” means a termination of the Executive’s employment with the Company by the Company without Cause or a termination of the Executive’s employment with the Company by the Executive for Good Reason.

4.6. “Section 409A” means Code Section 409A.

5. Successors. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors, and legal representatives of the Executive upon the Executive’s death, and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. None of the rights of the Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution, including to a living trust for the benefit of the Executive and Executive’s beneficiary or beneficiaries upon the Executive’s death.

6. Notice. All notices and other communications required or permitted under this Agreement will be in writing and will be effectively given (a) upon actual delivery to the party to be notified, (b) upon transmission by email, (c) one (1) business day after deposit with a recognized overnight courier, or (d) three (3) business days after deposit with the U.S. Postal Service by first class certified or registered mail, return receipt requested, postage prepaid, addressed: (i) if to the Executive, at the address the Executive will have most recently furnished to the Company in writing, (ii) if to the Company, at the Company’s principle executive office specified in the Company’s most recent Form 20-F filing with the Securities and Exchange Commission, attention to the Chief Legal Officer or General Counsel. Any termination of the Executive’s employment by the Company for Cause will be communicated by a notice to the Executive, and any termination of the Executive’s employment with the Company by the Executive for Good Reason will be communicated by a notice of termination to the Company. The notice will indicate the specific termination provision in this Agreement relied upon, will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated.

7. Miscellaneous Provisions.

7.1. No Duty to Mitigate. The Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any payment be reduced by any earnings that the Executive may receive from any other source.

7.2. Waiver; Amendment; Term. No provision of this Agreement will be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by an authorized officer of the Company (other than the Executive) and by the Executive, unless such modification, waiver or discharge is initiated by the Company and not adverse to the Executive, and this Agreement will continue indefinitely unless otherwise agreed to in writing and signed by an authorized officer of the Company (other than the Executive) and by the Executive. No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party will be considered a waiver of any other condition or provision or of the same condition or provision at another time.

7.3. Headings. Headings are provided herein for convenience only, and will not serve as a basis for interpretation or construction of this Agreement.

7.4. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes in their entirety all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter of this Agreement.

7.5. Governing Law; Venue. This Agreement will be governed by the laws of the State of [______] but without regard to the conflict of laws provision. To the extent that any lawsuit is permitted with respect to any provisions under this Agreement, exclusive jurisdiction and venue shall be the state and federal courts located in the State of [______].

7.6. Severability. If any provision of this Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason, such invalidity, illegality, or unenforceability will not affect the remaining parts of this Agreement, and this Agreement will be construed and enforced as if the invalid, illegal, or unenforceable provision had not been included.

7.7. Withholding. The Company (and any parent, subsidiary or other affiliate of the Company, as applicable) will have the right and authority to deduct from any payments or benefits all withholdings and deductions required by law.

7.8. Section 409A. The Company intends that all payments and benefits provided under this Agreement or otherwise are exempt from, or comply with, the requirements of Section 409A so that none of the payments or benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities and ambiguous terms in this Agreement will be interpreted in accordance with this intent. No payments or benefits to be provided to the Executive, if any, under this Agreement or otherwise, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (the “Deferred Payments”) will be paid or otherwise provided until the Executive has a “separation from service” within the meaning of Section 409A. To the extent required to be exempt from or comply with Section 409A, references to the termination of the Executive’s employment or similar phrases used in this Agreement will mean the Executive’s “separation from service” within the meaning of Section 409A.Notwithstanding any provisions to the contrary in this Agreement, if the Executive is a “specified employee” within the meaning of Section 409A at the time of the Executive’s separation from service (other than due to death), then any payments or benefits under this Agreement that constitute Deferred Payments payable within the first six (6) months after the Executive’s separation from service instead will be delayed to the extent required by Section 409A. Each payment, installment, and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Treasury Regulations Section 1.409A-2(b)(2). In no event will the Executive have any discretion to choose the Executive’s taxable year in which any payments or benefits are provided under this Agreement. Notwithstanding any other provision of this Agreement, any lump sum cash severance payment under this Agreement will be provided to the Executive no later than March 15 of the year following the year in which the payment becomes earned under Section 409A. To the extent any payment under this plan is required to be delayed as a result of any existing severance obligations under another arrangement, the payments will be so delayed.

7.9. Reduction of Severance Benefits. If any payment or benefit that the Executive would receive from the Company or any other party under this Agreement or otherwise (the “Payments”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Payments will be either delivered in full, or delivered as to such lesser extent that would result in no portion of the Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the Executive’s receipt, on an after-tax basis, of the greatest amount of Payments, notwithstanding that all or some of the Payments may be subject to the Excise Tax. If a reduction in Payments is made in accordance with the immediately preceding sentence, the reduction will occur, with respect to the Payments considered parachute payments within the meaning of Code Section 280G, in the following order: (i) reduction of cash payments in reverse chronological order (that is, the cash payment owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first cash payment to be reduced); (ii) cancellation of equity awards that were granted “contingent on a change in ownership or control” within the meaning of Section 280G of the Code in the reverse order of date of grant of the equity awards (that is, the most recently granted equity awards will be cancelled first); (iii) reduction of the accelerated vesting of equity awards in the reverse order of date of grant of the equity awards (that is, the vesting of the most recently granted equity awards will be cancelled first); and (iv) reduction of employee benefits in reverse chronological order (that is, the benefit owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first benefit to be reduced). If two or more equity awards are granted on the same date, each award will be reduced on a prorated basis. In no event will the Executive have any discretion with respect to the ordering of Payment reductions. Any required determinations will be made in writing by a nationally recognized accounting or valuation firm selected by the Company, whose determinations will be conclusive and binding upon the Executive and the Company for all purposes. The Company will bear the costs and make all payments required to be made to the firm for the firm’s services that are rendered in connection with any calculations contemplated by this Agreement. The Company will have no liability to the Executive for the determinations of the firm.

7.10. Due Authority; Further Assurances. This Agreement has been duly authorized by all requisite corporate action and, when executed, acknowledged and delivered, will become a valid and binding contract. MDxHealth, S.A., as an affiliate of the Company, hereby acknowledges the undertakings of the Company hereunder for the benefit of Executive, recognizing that the ability to attract and retain qualified individuals provided by such undertakings benefits not only the Company, its wholly-owned subsidiary, but also MDxHealth, S.A., and as such MDxHealth, S.A. agrees not to take any actions, or fail to take necessary action, in a manner that is for the purpose of avoiding the obligations of the Company with regard to such undertakings. Each of the Executive, the Company and MDxHealth, S.A. agrees to execute, acknowledge and deliver such further instruments and do all such further acts as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature page follows.]

By its signature below, each of the parties signifies its acceptance of the terms of this Agreement, in the case of the Company by its duly authorized officer.

COMPANY:

MDxHealth, Inc.

By:

Print Name:

Title:

Date:

EXECUTIVE:

Signed:

Print Name:

Address:

Date:

ACKNOWLEDGED AND AGREED by MDxHealth, S.A., solely as and to the extent of the provisions of, and its obligations as set forth in, Section 7.10 of this Agreement.

MDxHealth, S.A.	MDxHealth, S.A.

By:	By:

Print Name:	Print Name:

Position:	Position:

Date:	Date: